UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                          Form 40-F  __X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  April 29, 2010

By: /s/ Bernard J. Pitz__________________

Bernard J. Pitz, Chief Financial Officer

April 29, 2010

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	March 31, 2010	December 31, 2009	September 30, 2009	June 30, 2009
	$	$	$	$
Sales	173,120	160,794	163,688	151,912
Cost of sales	153,493	140,617	137,295	130,379
Gross profit (loss)	19,627	20,177	26,393	21,533

Selling, general and administrative expenses	18,904	20,047	17,756	16,601
Stock-based compensation expense	262	270	255	254
Research and development expenses	1,492	1,488	1,449	1,295
Financial expenses
Interest	3,749	3,783	4,050	3,970
Other	122	(653)	(525)	536
Manufacturing facility closures, restructuring, strategic alternatives and other charges		1,091
Impairment of goodwill
	24,529	26,026	22,985	22,656

Earnings (loss) before income taxes (recovery)	(4,902)	(5,849)	3,408	(1,123)
Income taxes (recovery)
Current	102	182	155	385
Future	791	2,511	1,253	(313)
	893	2,693	1,408	72
Net earnings (loss)	(5,795)	(8,542)	2,000	(1,195)

Earnings (loss) per share
Basic	(0.10)	(0.14)	0.03	(0.02)
Diluted	(0.10)	(0.14)	0.03	(0.02)

Weighted average number of common shares outstanding
Basic	58,951,050	58,951,050	58,951,050	58,951,050
Diluted	58,951,050	58,951,050	58,981,300	58,951,050

	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008
	$	$	$	$
Sales	139,068	153,142	201,978	197,534
Cost of sales	124,252	158,620	172,772	171,184
Gross profit (loss)	14,816	(5,478)	29,206	26,350

Selling, general and administrative expenses	15,416	15,874	17,490	17,196
Stock-based compensation expense	258	170	348	329
Research and development expenses	1,373	1,307	1,334	1,528
Financial expenses
Interest	4,085	3,812	4,230	4,339
Other	494	1,948	806	(681)
Manufacturing facility closures, restructuring, strategic alternatives and other charges
Impairment of goodwill		66,726
	21,626	89,837	24,208	22,711

Earnings (loss) before income taxes (recovery)	(6,810)	(95,315)	4,998	3,639
Income taxes (recovery)
Current	9	(515)	(374)	83
Future	(167)	4,993	1,153	(1,082)
	(158)	4,478	779	(999)
Net earnings (loss)	(6,652)	(99,793)	4,219	4,638

Earnings (loss) per share
Basic	(0.11)	(1.69)	0.07	0.08
Diluted	(0.11)	(1.69)	0.07	0.08

Weighted average number of common shares outstanding
Basic	58,951,050	58,956,348	58,956,348	58,956,348
Diluted	58,951,050	58,956,348	58,956,348	58,956,348

This Management’s Discussion and Analysis (“MD&A”) supplements the unaudited interim consolidated financial statements and notes thereto for the three months ended March 31, 2010 and 2009.  Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

Overview

Intertape Poylmer Group Inc. (the “Company” or “IPG”) reported improved financial results for the first quarter of 2010 compared to the first quarter of 2009 resulting from increased sales dollars and volume of 24.5% and 22%, respectively.  Increases from the fourth quarter of 2009 were 7.7% in sales dollars and 4% in sales volume.  Sales dollars and volume were higher in both of the Company’s Divisions and across most product lines.

The net loss for the first quarter of 2010 was $5.8 million ($0.10 per share, both basic and diluted) as compared to a net loss of $6.7 million ($0.11 per share, both basic and diluted) for the first quarter of 2009 and a net loss of $8.5 million ($0.14 per share, both basic and diluted) for the fourth quarter of 2009.

Liquidity

The Company has a $200.0 million asset based loan (“ABL”), entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories, and manufacturing equipment.  The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases.  The pricing grid ranges from 1.50% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders.  However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL lenders subordinated to real estate mortgage financing up to $35.0 million.  As of March 31, 2010, the Company had secured real estate mortgage financing of $1.8 million, leaving the Company the ability to obtain an additional $33.2 million of real estate mortgage financing.

The Company has no significant debt maturities until March 2013, when the ABL matures.  The Company’s remaining $118.7 million Senior Subordinated Notes mature in August 2014.

The Company relies upon the funds generated from operations and funds available under its ABL to meet working capital requirements, anticipated obligations under its ABL and Senior Subordinated Notes, and to finance capital expenditures for the foreseeable future.  As of March 31, 2010, the Company had cash and unused availability under its ABL totalling $51.3 million.  As of April 29, 2010, the Company had cash and unused availability under its ABL totalling over $45.0 million.

The ABL has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL agreement) less capital expenditures and pension plan contributions in excess of pension plan expense to the sum of debt service and the amortization of the value of the machinery and equipment included in the borrowing base.  The financial covenant becomes effective only when unused availability drops below $25.0 million.  Although not in effect, the Company was in compliance with the fixed charge ratio covenant as of March 31, 2010.  The Company believes it will remain above the $25.0 million threshold of unused availability during the remainder of 2010.

Outlook

The Company anticipates sequentially higher sales and EBITDA in the second quarter of 2010 compared to the first quarter of 2010.  Both sales and EBITDA are projected to be favourably impacted by higher selling prices which are expected beginning in the later part of the second quarter.

Results of Operations

Sales

The Company’s sales for the first quarter of 2010 were $173.1 million, a 24.5% increase compared to $139.1 million for the first quarter of 2009 and sequentially a 7.7% increase compared to $160.8 million for the fourth quarter 2009.  Sales volume increased approximately 22% and 4%, respectively, compared to the first quarter and fourth quarter of 2009.  The sales volume increases were due to some improvement in the overall economy, sales of new products, and channel and market development.  Both the Engineered Coated Products Division (“ECP Division”) and the Tapes and Films Division (“T&F Division”) had an increase in sales volume and dollars from the first quarter and fourth quarter of 2009 to the first quarter of 2010, however the T&F Division’s increase was larger than the ECP Division’s due to continued weakness in the building and construction markets impacting the ECP Division.  Selling prices for the first quarter of 2010 were approximately equal to those for the first quarter of 2009 and increased approximately 2% compared to the fourth quarter of 2009 due to product and channel mix.

Gross Profit and Gross Margin

Gross profit totaled $19.6 million in the first quarter of 2010, an increase of 32.5% and a decline of 2.7% from the first quarter and fourth quarter of 2009, respectively.  Gross margin was 11.3% in the first quarter of 2010, 10.7% in the first quarter of 2009, and 12.5% in the fourth quarter of 2009.  As compared to the first quarter of 2009, gross profit in the first quarter of 2010 was higher primarily due to sales volume and was partially offset by resin-based raw material costs increasing more than selling prices.  As compared to the fourth quarter of 2009, gross profit in the first quarter of 2010 was lower primarily due to resin-based raw material costs increasing more than selling prices.  This decrease was partially offset by higher sales volume.

Selling, General, and Administrative

Selling, general, and administrative expenses (“SG&A”) totaled $18.9 million, $15.4 million, and $20.0 million, for the first quarter of 2010, first quarter of 2009, and fourth quarter of 2009, respectively.  The increase from the first quarter of 2009 to the first quarter of 2010 was primarily the result of higher selling expenses related to the 24.5% increase in sales dollars as well as an increase in professional services and bad debt expense.  As a percentage of sales, SG&A expenses were 10.9%, 11.1%, and 12.5% for the first quarter of 2010, first quarter of 2009, and fourth quarter of 2009, respectively.  Sequentially, the decrease in both SG&A expenses and percentage of sales in the first quarter of 2010 compared to the fourth quarter of 2009 was primarily due to the non-recurrence of certain costs that were referenced in the fourth quarter results.

Included in SG&A expenses are the costs the Company incurs as a consequence of being a public company.  These costs totaled $0.3 million, $0.3 million, and $0.5 million for the first quarter of 2010, first quarter of 2009, and fourth quarter of 2009, respectively.

Stock-Based Compensation Expense

Stock-based compensation expense for the first quarter of 2010 was $0.3 million compared to $0.3 million in the first quarter of 2009 and $0.3 million in the fourth quarter of 2009.

Operating Profit

This discussion presents the Company’s operating profit for the first quarter of 2010, first quarter of 2009, and fourth quarter of 2009. “Operating profit” does not have a standardized meaning prescribed by GAAP in Canada or in the United States but is included herein as the Company’s management uses “operating profit” to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Because “operating profit” is a non-GAAP financial measure, other companies may present similar titled items determined with differing adjustments.  Presented below is a table reconciling this non-GAAP financial measure with gross profit being the most comparable GAAP measurement.  The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A and stock-based compensation expenses.

OPERATING PROFIT RECONCILIATION

(In millions of US dollars)

(Unaudited)

	Three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009
	$	$	$
Gross Profit	19.6	20.2	14.8

Less: SG&A expenses	18.9	20.0	15.4
Less: Stock-based compensation expense	0.3	0.3	0.3
Operating Profit (Loss)	0.5	(0.1)	(0.9)

Operating profit was $0.5 million for the first quarter of 2010, compared to a loss of $0.9 million for the first quarter of 2009.  The increase was attributable to significantly higher gross profit partially offset by higher selling costs, higher professional fees, and higher bad debt expense.  When compared to an operating loss in the fourth quarter of 2009 of $0.1 million, operating profit increased by $0.6 million primarily due to $1.1 million lower SG&A expenses in the first quarter of 2010 partially offset by lower gross profit.

Financial Expenses

Financial expenses for the first quarter of 2010 totaled $3.9 million, a $0.7 million or 15.5% decrease from the first quarter of 2009.  The decrease is primarily due to a reduction in interest expense on the Senior Subordinated Notes, lower average borrowings on the ABL, and the maturity of a $30.0 million interest rate swap agreement.  When compared to financial expenses in the fourth quarter of 2009 of $3.1 million, financial expenses for the first quarter of 2010 were higher by $0.8 million due to a $0.8 million net gain related to the repurchase of Senior Subordinated Notes in the fourth quarter of 2009.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings before income taxes, net earnings or cash from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation.  The term “EBITDA” and does not have any standardized meaning prescribed by GAAP in Canada or in the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flows from operating activities or as an alternative to net earnings as an indicator of IPG’s operating performance or any other measures of performance derived in accordance with GAAP.  The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of IPG’s performance between periods presented.  In addition, EBITDA is used by management and the Company’s lenders in evaluating the Company’s performance.

EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

(In millions of US dollars)

(Unaudited)

	Three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009
	$	$	$
Net Loss – As Reported	(5.8)	(8.5)	(6.7)
Add back:
Financial expenses, net of amortization	3.6	2.8	4.4
Income taxes (Recovery)	0.9	2.7	(0.2)
Depreciation and amortization	9.4	9.7	9.2
EBITDA	8.0	6.7	6.7

EBITDA was $8.0 million for the first quarter of 2010, $6.7 million for the fourth quarter of 2009, and $6.7 million for the first quarter of 2009.  The higher EBITDA is a result of higher gross profit in the first quarter of 2010 as compared to the first quarter of 2009.  The first quarter 2010 EBITDA was higher sequentially from the fourth quarter 2009 primarily due to $1.1 million lower SG&A expenses in the first quarter of 2010 and a $1.1 million charge in the fourth quarter 2009 for the closure of the Hawkesbury facility partially offset by lower gross profit.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world.  Accordingly, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings.  The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements.  The Company estimates its annual effective income tax rate and utilizes that rate in its interim unaudited consolidated financial statements.  The effective tax rate for the three months ended March 31, 2010 was approximately negative 18.2% compared to approximately 2.3% for the three months ended March 31, 2009.

As of March 31, 2010, management revised its assessment of the mixture of future taxable income both from a tax jurisdiction standpoint and from the standpoint of the periods during which taxable income is expected to be generated.  Accordingly, management recorded a $3.0 million increase to its valuation allowance.

Net Earnings (Loss)

Net loss for the first quarter of 2010 was $5.8 million compared to $6.7 million in the first quarter of 2009, and $8.5 million in the fourth quarter of 2009.

Results of Operations – Tapes and Films Division

Sales in the first quarter of 2010 were $145.3 million, an increase of 26.0% compared to $115.4 million for the first quarter of 2009 and an increase of 7.4% over sales of $135.3 million in the fourth quarter of 2009.  Sales volume increased in the first quarter of 2010 by approximately 24% as compared to the first quarter of 2009 and approximately 4% sequentially over the fourth quarter of 2009.

Selling prices declined approximately 1% in the first quarter of 2010 compared to the first quarter of 2009 and increased approximately 2% in comparison to the fourth quarter of 2009.

Gross profit for the first quarter of 2010 totaled $18.7 million at a gross margin of 12.9% compared to $12.7 million at a gross margin of 11.0% for the first quarter of 2009.  The increase in both gross profit and gross margin was due to higher sales and cost reduction initiatives partially offset by higher resin-based raw material costs.

T&F DIVISION EBITDA RECONCILIATION TO NET EARNINGS (LOSS)
(in millions of US dollars)
(Unaudited)
	Three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009
	$	$	$
Divisional earnings (loss) before income taxes	2.1	1.8	(0.8)
Depreciation and amortization	7.2	7.6	7.3
EBITDA	9.3	9.4	6.5

EBITDA for the first quarter of 2010, first quarter of 2009, and fourth quarter of 2009 was $9.3 million, $6.5 million and $9.4 million, respectively.  The increase in EBITDA in the first quarter of 2010 compared to the first quarter of 2009 was due to higher gross profit partially offset by higher selling costs associated with increased sales.

Results of Operations - ECP Division

Sales in the first quarter of 2010 were $27.8 million, an increase of 17.2% compared to $23.7 million for the first quarter of 2009 and an increase of 9.0% over sales of $25.5 million in the fourth quarter of 2009.  Sales volume increased in the first quarter of 2010 by approximately 12% compared to the first quarter of 2009 and approximately 1% sequentially over the fourth quarter of 2009.

Selling prices increased approximately 5% in the first quarter of 2010 as compared to the first quarter of 2009 and increased approximately 2% in relation to the fourth quarter of 2009.

Gross profits for the first quarter of 2010 totaled $0.9 million, representing a gross margin of 3.4%, compared to $2.1 million and a gross margin of 8.8% for the first quarter of 2009.  The decrease in both gross profit and gross margin was due to resin-based raw material costs increasing more than selling prices.

ECP DIVISION EBITDA RECONCILIATION TO NET EARNINGS (LOSS)
(in millions of US dollars)
(Unaudited)
	Three months ended
	March 31,	December 31,	March 31,
	2010	2009	2009
	$	$	$
Divisional earnings (loss) before income taxes	(2.7)	(2.8)	(0.8)
Depreciation and amortization	1.9	2.0	1.6
EBITDA	(0.8)	(0.8)	0.8

EBITDA for the first quarter of 2010, first quarter of 2009, and fourth quarter of 2009 was negative $0.8 million, positive $0.8 million and negative $0.8 million, respectively.  The decrease in EBITDA in the first quarter of 2010 compared to the first quarter of 2009 was due to lower gross profit, higher bad debt expense, and higher selling costs associated with increased sales.

Results of Operations – Corporate

The Company does not allocate the manufacturing facilities closure, restructuring, strategic alternatives or other charges to the two Divisions.  These expenses are retained at the corporate level as are stock-based compensation expense, financial expenses, and the cost of being a public company.  The unallocated corporate expenses for the first quarter 2010, first quarter 2009, and fourth quarter 2009 totaled $0.5 million, $0.7 million, and $0.7 million, respectively.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding.

Related Party Transactions

There have been no material changes with respect to related party transactions since Management’s Discussion and Analysis for the year ended December 31, 2009.  Reference is made to the Section entitled “Related Party Transactions” in the Company’s Management Discussion and Analysis for the year ended December 31, 2009.

Balance Sheet

One of the metrics the Company uses to measure inventory performance is Days Inventory.  One of the metrics the Company uses to measure trade receivables is DSO’s.  Days Inventory improved in the first quarter of 2010  compared to both the first quarter of 2009 and fourth quarter of 2009.  DSO’s declined by three days from the fourth quarter of 2009 to the first quarter of 2010 and increased by one day sequentially in the first quarter of 2010 as compared to the fourth quarter 2009.  The calculations are shown in the following tables:

Three months ended			Three months ended
March 31,	December 31,	March 31,	March 31,	December 31,	March 31,
2010	2009	2009	2010	2009	2009
$	$	$	$	$	$

Cost of Goods Sold	153.5	140.6	124.3	Sales	173.1	160.8	139.1
Days in Quarter	90	92	90	Days in Quarter	90	92	90
Cost of Goods Sold Per Day	1.71	1.53	1.38	Sales Per Day	1.92	1.75	1.55
Average Inventories	83.5	80.8	84.0	Trade Receivables	82.9	74.2	71.8
Days Inventory	49	53	61	DSO’s	43	42	46

Days Inventory is calculated as follows:

     Cost of Goods Sold ÷Days in Quarter = Cost of Goods Sold Per Day

     (Beginning Inventory + Ending Inventory) ÷ 2 = Average Inventory

     Average inventory ÷ Cost of Goods Sold Per Day = Days Inventory

 DSO’s is calculated as follows:

     Sales ÷ Days in Quarter = Sales Per Day

Ending Balance of Trade Receivables ÷ Sales Per Day = DSO’s

Accounts payable and accrued liabilities increased in the first quarter of 2010 to $80.8 million from $70.8 million in the first quarter of 2009 and $68.2 million in the fourth quarter of 2009.  The increases were due to higher inventory purchases to support the higher sales.

Cash Flow

Cash flows from operations before changes in working capital items increased in the first quarter of 2010 by $3.4 million to $4.8 million from $1.4 million in the first quarter of 2009.  The increase was due to a reduction in net loss of $0.9 million to $5.8 million in the first quarter of 2010 from $6.7 million in the first quarter of 2009; the reversal of a portion of inventory write-down to net realizable value of $1.6 million in the first quarter of 2009; and an increase in future income tax expense of $0.8 million included in the first quarter of 2010.

Cash flows from operating activities decreased in the first quarter of 2010 by $13.6 million to negative $1.6 million from positive $11.9 million in the first quarter of 2009.  In the first quarter of 2010, changes in working capital items resulted in a net use of funds of $6.5 million.  In the first quarter of 2009, changes in working capital items resulted in a net source of funds of $10.5 million.  The decrease of $17.0 million from the first quarter of 2009 to the first quarter of 2010 is due to the sequential decrease in sales of $14.0 million from the fourth quarter of 2008 to the first quarter of 2009 and the sequential increase in sales of $12.3 million from the fourth quarter of 2009 to the first quarter of 2010.  Sales in the fourth quarter of 2008, first quarter of 2009, fourth quarter of 2009, and first quarter of 2010 were $153.1 million, $139.1 million, $160.8 million, and $173.1 million, respectively.

Cash flows used in investing activities were $1.7 million in the first quarter of 2010 and $5.4 million in the first quarter of 2009.  The decreased cash used for investing activities in the first quarter of 2010 as compared to the first quarter of 2009 is due to lower capital expenditures and the proceeds received on settlements of forward foreign exchange rate contracts in the first quarter of 2010.

The Company increased total indebtedness during the three months ended March 31, 2010 by $8.7 million.  The Company decreased total indebtedness during the three months ended March 31, 2009 by $15.5 million.  The increase in 2010 was in the borrowings outstanding under the ABL.

Long-Term Debt

As discussed under the section “Liquidity”, the Company has a $200.0 million ABL entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories, and manufacturing equipment.  As of March 31, 2010, the Company had borrowed $97.1 million under its ABL, including $2.6 million in letters of credit.  As of March 31, 2009, $100.5 million had been borrowed including $2.3 million in letters of credit.  When combined with cash on-hand and cash equivalents, the Company had total cash and credit availability of $51.3 million as of March 31, 2010 and $38.5 million as of March 31, 2009.  The increase in total cash and credit availability of $12.8 million between March 31, 2009 and March 31, 2010 was primarily due to the $22.3 million of cash flows from operations for the 12 months ended March 31, 2010 offset by capital expenditures and the repurchase of a portion of the Senior Subordinated Notes.

Contractual Obligations

As of March 31, 2010, there were no material changes in the contractual obligations set forth in the Company’s 2009 audited consolidated financial statements that were outside the ordinary course of the Company’s business.

Capital Stock

As of March 31, 2010 there were 58,951,050 common shares of the Company outstanding.

During the first quarter of 2010, no stock options were granted or exercised.

Financial Risk Management

There have been no material changes with respect to the Company’s financial risks and management thereof during the three months ended March 31, 2010.  Please refer to Note 21 of the Company’s consolidated financial statements as of December 31, 2009, and the year then ended for a complete discussion of the Company’s risk factors, risk management, objectives, and policies.

Critical Accounting Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the recorded amount of revenues and expenses during the reporting period then ended. On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories, pension and post-retirement benefits, stock-based compensation, income taxes, impairment of long-lived assets and asset retirement obligation, and contingencies based on currently available information.  Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates and  their effect on the Company’s consolidated results of operations and financial position and can be found in the Company’s 2009 audited consolidated financial statements and have not materially changed since that date.

Accounting Changes

- Future Accounting Standards

-

Business combinations

Section 1582, “Business Combinations” replaces Section 1581, of the same title. This Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding standard under International Financial Reporting Standards (“IFRS”). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS.  Earlier application is permitted.  The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

-

Consolidated financial statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination.  These Sections constitute the GAAP equivalent to the corresponding standard under IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS.  Earlier adoption is permitted as of the beginning of a fiscal year.  The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

IFRS

In 2008, the Canadian Accounting Standards Board (“AcSB”) announced that, as of January 1, 2011, publicly-accountable enterprises will be required to adopt IFRS.  Accordingly, the Company will adopt these new standards during its fiscal year beginning on January 1, 2011.  The AcSB also stated that, during the transition period, enterprises will be required to provide comparative IFRS information for the previous fiscal year.

The Company’s IFRS transition process consists of four principle phases as follows:

1- Preliminary Assessment and Planning

2- Detailed Evaluation

3- Defining the Solution

4- Implementation

The Company completed phase one in 2008 and has made progress on, and is in the process of finalizing, phase two of its transition plan, which involves evaluating the impact of the conversion, training key personnel, as well as, identifying the changes to the Company’s accounting policies, systems, processes and internal control over financial reporting.  Initial work on phase three has begun concurrently and accordingly, the Company expects to meet all milestones required for the completion of the conversion to IFRS.  The Company’s first consolidated financial statements in accordance with IFRS will be its interim consolidated financial statements as of March 31, 2011 and the three month period then ended, which will include the comparative period of 2010.

Although the Company completed its preliminary assessment of accounting and reporting differences and impact on processes and systems, it has yet to finalize this assessment.  As this assessment is completed, additional disclosures will be included in future MD&A, which will also include a discussion of the Company’s decisions about accounting policy choices.

Set out below are the key areas where changes in accounting policies are expected and may possibly impact the Company’s consolidated financial statements.  The list and any comments should not be regarded as all inclusive of the changes resulting from the IFRS transition since it is only intended to highlight areas of a significant impact.

1

Property, Plant and Equipment

First-time Adoption of International Financial Reporting Standards (IFRS 1) permits an entity to revalue any individual item of property, plant and equipment at fair value at the date of transition or account for property, plant, and equipment as if the requirements of International Accounting Standards (IAS) 16 had always been applied.  While the requirements under GAAP do not differ significantly from IAS 16, the Company is currently evaluating IFRS requirements to calculate depreciation for each significant component of property, plant, and equipment.

2

Capitalized Interest

IFRS 1 permits an entity to apply the transitional provisions of IAS 23 to capitalized borrowing costs related to all qualifying assets on or after the date of transition.

3    Pension

IFRS 1 permits an entity to elect to recognize all cumulative actuarial gains (losses) for all defined benefit plans.

4

Foreign Exchange

IFRS 1 permits an entity to reset to zero all cumulative translation differences arising on monetary items that form part of its net investment in a foreign operation.  If this exemption is adopted, all cumulative translation gains and losses would be reset to zero at the transition date through an adjustment to opening consolidated deficit.

Summary of Quarterly Results

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Executive Director and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting.  With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP in its consolidated financial statements.  The Executive Director and Chief Financial Officer of the Company have evaluated whether there were changes to the Company's internal control over financial reporting during the Company's most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.  The Executive Director and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of March 31, 2010 is effective.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Additional Information

Additional information relating to IPG, including its Annual Information Form, is filed on SEDAR  at www.sedar.com in Canada and on EDGAR  at www.sec.gov in the US.

Forward-Looking Statements

Certain statements and information included in this MD&A constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.  This MD&A contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, and operating profit.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations, by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Intertape Polymer Group Inc.

Interim Consolidated Financial Statements
March 31, 2010

Financial Statements

Consolidated Earnings

2

Consolidated Deficit

3

Consolidated Comprehensive Income (Loss)

4

Consolidated Cash Flows

5

Consolidated Balance Sheets

6

Notes to Consolidated Financial Statements

7 to 14

Intertape Polymer Group Inc.

Consolidated Earnings

Three months ended March 31,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	2010	2009
	$	$
Sales	173,120	139,068
Cost of sales	153,493	124,252
Gross profit	19,627	14,816

Selling, general and administrative expenses	18,904	15,416
Stock-based compensation expense	262	258
Research and development expenses	1,492	1,373
Financial expenses
Interest	3,749	4,085
Other	122	494
	24,529	21,626
Loss before income taxes	(4,902)	(6,810)
Income taxes (recovery)
Current	102	9
Future	791	(167)
	893	(158)
Net loss	(5,795)	(6,652)

Loss per share
Basic	(0.10)	(0.11)
Diluted	(0.10)	(0.11)

The accompanying notes are an integral part of the interim consolidated financial statements and Note 4 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Deficit

Three months ended March 31,
(In thousands of US dollars)
(Unaudited)

	2010	2009
	$	$
Balance, beginning of period	(174,909)	(160,533)
Net loss	(5,795)	(6,652)
Balance, end of period	(180,704)	(167,185)

The accompanying notes are an integral part of the interim consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Three months ended March 31,
(In thousands of US dollars)
(Unaudited)

	2010	2009
	$	$
Net loss	(5,795)	(6,652)

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of nil, nil in 2009)	(316)	(839)
Settlements of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of nil, nil in 2009)	312
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of nil, nil in 2009)	515	(741)
Settlements of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil, nil in 2009)	(90)	54
Reduction in net investment in a foreign subsidiary		(125)
Change in accumulated currency translation adjustments	2,149	(4,474)
Other comprehensive income (loss)	2,570	(6,125)
Comprehensive income (loss) for the period	(3,225)	(12,777)

The accompanying notes are an integral part of the interim consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Three months ended March 31,
(In thousands of US dollars)
(Unaudited)

	2010	2009
	$	$
OPERATING ACTIVITIES
Net loss	(5,795)	(6,652)
Non-cash items
Depreciation and amortization	9,327	9,165
Accretion expense – asset retirement obligation	45
Loss on disposal of property, plant and equipment	183	19
Write-down of inventories	365	101
Reversal of a portion of write-down of inventories	(10)	(1,608)
Future income taxes	791	(167)
Stock-based compensation expense	262	258
Pension and post-retirement benefits funding in excess of amounts expensed	(1)	472
Unrealized foreign exchange gain	(317)	(66)
Foreign exchange gain resulting from reduction in net investment in a foreign subsidiary		(125)
Other	(21)
Cash flows from operations before changes in working capital items	4,829	1,397
Changes in working capital items
Trade receivables	(8,650)	2,952
Other receivables	(1,727)	567
Inventories	(9,080)	14,111
Parts and supplies	90	(198)
Prepaid expenses	288	(856)
Accounts payable and accrued liabilities	12,613	(6,042)
	(6,466)	10,534
Cash flows from operating activities	(1,637)	11,931

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts subsequent to the discontinuance of the related hedging relationships	647
Property, plant and equipment	(2,538)	(5,086)
Proceeds on the disposal of property, plant and equipment and other assets	122
Other assets	56
Intangible assets		(301)
Cash flows from investing activities	(1,713)	(5,387)

FINANCING ACTIVITIES
Long-term debt	11,084
Repayment of long-term debt	(2,373)	(15,530)
Cash flows from financing activities	8,711	(15,530)
Net increase (decrease) in cash	5,361	(8,986)
Effect of foreign currency translation adjustments	(203)	(414)
Cash, beginning of period	3,671	15,390
Cash, end of period	8,829	5,990

The accompanying notes are an integral part of the interim consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at
(In thousands of US dollars)
(Unaudited)

	March 31, 2010	December 31, 2009
	$	$
ASSETS
Current assets
Cash	8,829	3,671
Trade receivables	82,894	74,161
Other receivables	4,787	3,052
Inventories	88,072	79,001
Parts and supplies	15,188	15,203
Prepaid expenses	3,415	3,693
Derivative financial instruments (Note 12)	1,216	1,438
Asset held-for-sale		149
Future income taxes (Note 5)	11,939	11,860
	216,340	192,228
Property, plant and equipment	268,572	274,470
Other assets	22,121	21,869
Intangible assets	3,433	3,550
Future income taxes (Note 5)	43,624	43,736
	554,090	535,853

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	80,831	68,228
Installments on long-term debt (Note 7)	1,737	1,721
	82,568	69,949
Long-term debt (Note 7)	223,627	215,281
Pension and post-retirement benefits	10,349	10,200
Derivative financial instruments (Note 12)	1,552	1,548
Other liabilities (Note 8)	1,154	1,072
	319,250	298,050
SHAREHOLDERS’ EQUITY
Capital stock (Note 9)	348,143	348,143
Contributed surplus (Note 9)	14,423	14,161

Deficit	(180,704)	(174,909)
Accumulated other comprehensive income (Note 10)	52,978	50,408
	(127,726)	(124,501)
	234,840	237,803
	554,090	535,853

The accompanying notes are an integral part of the interim consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 -

BASIS OF PRESENTATION

In the opinion of management, the accompanying interim unaudited consolidated financial statements, expressed in US dollars and prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), contain all adjustments necessary to present fairly Intertape Polymer Group Inc.’s (the “Company”) consolidated financial position as at March 31, 2010 as well as its consolidated results of operations and consolidated cash flows for the three months ended March 31, 2010 and 2009.

These interim unaudited consolidated financial statements and notes thereto should be read in conjunction with the Company’s 2009 annual audited consolidated financial statements.

These interim unaudited consolidated financial statements and notes thereto follow the same accounting policies as those described in the most recent annual audited consolidated financial statements.

2 -

ACCOUNTING CHANGES

Future accounting standards

–

Business combinations

Section 1582, “Business Combinations” replaces Section 1581, of the same title. This Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding standard under International Financial Reporting Standards (“IFRS”). This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

–

Consolidated financial statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding standard under IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

3 -

PENSION AND POST-RETIREMENT BENEFITS

	Three months ended March 31,
	2010	2009
	$	$
Net periodic benefit cost for defined pension plans	739	855

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

4 -

INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months ended March 31,
	2010	2009
	$	$
Interest
Interest on long-term debt	3,558	3,925
Amortization of debt issue expenses on long-term debt	274	269
Accretion expense	45
Other interest	58	41
Interest capitalized to property, plant and equipment	(186)	(150)
	3,749	4,085

Other
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary (1)		(125)
Foreign exchange loss	(281)	304
Interest income and other financial expenses	403	315
	122	494

Depreciation of property, plant and equipment	8,852	8,705
Amortization of other deferred charges	13	21
Amortization of intangible assets	188	170
Loss on disposal of property, plant and equipment	183	19
Write-down of inventories to net realizable value	365	101
Reversal of write-down of inventories to net realizable value, recognized as a reduction of cost of sales (2)	10	1,608
Advisory and support services fees (3)	250	412

(1)

During the three months ended March 31, 2009, the Company reclassified from consolidated accumulated other comprehensive income, a foreign exchange gain amounting to $0.1 million as a result of a partial repayment of notes previously advanced to one of the Company’s self-sustaining foreign operations (the “Subsidiary”). This repayment ultimately reduced the Company’s net investment in the Subsidiary.

(2)

Represents the reversal of a portion of previously recorded write-down of inventories to net realizable value, including certain raw materials to be purchased by virtue of firm purchase commitments in the amount of nil ($1.4 million for the three months ended March 31, 2009). The Company’s management determined that circumstances, prevailing at the time of the write-down, ceased to exist, whereby, the subsequent sale of these inventories have demonstrated a sufficient level of profitability to warrant the reversal of a portion of the initial write-down to net realizable value. The increased profitability was primarily due to an improved relationship between selling prices and raw material costs.

(3)

During the three months ended March 31, 2010, the Company entered into agreements with companies controlled by two of the current members of its Board of Directors. These agreements replace the previously existing advisory services agreements that expired on December 31, 2009. These agreements require the provision of support services that include the duties of the Executive Director and the Chairman of the Board of Directors. The Executive Director support services agreement is effective through September 30, 2010 and provides for monthly compensation beginning January 2010 in the amount of $50,000. The Chairman of the Board of Directors support services agreement is effective through the earlier of June 30, 2011 or the termination of the latter’s duties as the Chairman of the Board of Directors and provides monthly compensation beginning January 2010 in the amount of CAD$25,000.

5 -

INCOME TAXES

During the three months ended March 31, 2010, the Company recorded $3.0 million ($1.9 million in 2009) of future income tax assets. In assessing the recovery of the Company’s future

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized.

As at March 31, 2010, management revised its assessment of the mixture of future taxable income both from a tax jurisdiction standpoint and from the standpoint of the periods during which taxable income is expected to be generated. Accordingly, management recorded a $3.0 million increase to its valuation allowance.

As at March 31, 2009, and in connection with the uncertainties inherent in the worldwide credit crisis and adverse economic conditions, which commenced in the latter part of 2008 and continued to prevail in 2009, the Company recorded a $1.7 million increase to its future income tax assets’ valuation allowance.

The Company expects the future income tax assets, net of the valuation allowance, as at March 31, 2010, to be realized as a result of the reversal of existing taxable temporary differences, projections of taxable income and the implementation of tax planning strategies. These future income tax assets are available to the Company in order to reduce taxable income in future periods.

6 -

MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, STRATEGIC ALTERNATIVES AND OTHER CHARGES

Effective November 10, 2009, the Company decided to terminate the operations of its manufacturing facility located in Hawkesbury, Ontario, Canada as described in Note 4 to the annual audited consolidated financial statements as at and for the year ended December 31, 2009. During the three months ended March 31, 2010, the Company did not incur additional costs in connection with this closure. The Company does not expect to incur significant additional costs in connection with this closure since it substantially completed all related activities.

During the three months ended March 31, 2010 and 2009, the Company did not incur any costs in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges given the Company had substantially completed all related activities.

During the three months ended March 31, 2010 and 2009 the Company paid previously recorded obligations relating to such activities in the amount of $0.5 million and $0.1 million, respectively.

As at March 31, 2010 and December 31, 2009, the Company’s outstanding obligation in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges, included in accounts payable and accrued liabilities, on the Company’s consolidated balance sheets, amounted to approximately $0.7 million and $1.2 million, respectively.

7 -

LONG-TERM DEBT

Long-term debt consists of the following:

	March 31, 2010	December 31, 2009
	$	$
Senior Subordinated Notes (1)	115,737	115,600
Asset-based loan	94,461	85,389
Obligations under capital leases	6,394	6,496

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

Term debt	7,064	7,796
Mortgage loan	1,708	1,721
	225,364	217,002
Less: Installments on long-term debt	1,737	1,721
	223,627	215,281

(1)

The Senior Subordinated Notes are presented net of the related debt issue expenses that are amortized using the effective interest rate method, amounting to $3.0 million ($3.1 million in 2009).

8 -

OTHER LIABILITIES

The Company’s other liabilities consist of an asset retirement obligation described in Note 14 to the annual audited consolidated financial statements as at and for the year ended December 31, 2009.

The reconciliation of the Company’s asset retirement obligation liability is as follows as at March 31, 2010:

$
Balance, beginning of the period	1,072
Accretion expense	45
Foreign exchange impact	37
Balance, end of period	1,154

9 -

CAPITAL STOCK

Common Shares

The Company’s common shares outstanding as at March 31, 2010 and December 31, 2009 were 58,951,050.

Weighted average number of common shares outstanding for the three months ended March 31, are as follows:

	2010	2009
Basic	58,951,050	58,951,050
Diluted	58,951,050	58,951,050

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

9 -

CAPITAL STOCK (continued)

The Company did not declare or pay dividends during the three months ended March 31, 2010 and 2009.

During the three months ended March 31, 2009, the Company repurchased common shares for cancellation under the normal course issuer bid, of which the resulting impact was immaterial to its consolidated financial statements, including capital stock, contributed surplus and deficit.

Stock Options

No stock options were granted or exercised during the three months ended March 31, 2010 and 2009.

Contributed Surplus

During the three months ended March 31, 2010, the contributed surplus account increased by approximately $0.3 million ($0.3 million in 2009), representing the stock-based compensation expense recorded for the period.

10 -

ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three months ended March 31,
	2010	2009
	$	$
Balance, beginning of period	50,408	32,552
Other comprehensive income (loss)	2,570	(6,125)
Balance, end of period	52,978	26,427

The components of accumulated other comprehensive income are as follows as at:

	March 31, 2010	December 31, 2009
	$	$
Accumulated currency translation adjustments	53,314	51,165
Cumulative changes in fair value of interest rate swap agreements (net of future income taxes of nil, nil in 2009)	(1,552)	(1,548)
Cumulative changes in fair value of forward foreign exchange rate contracts (net of future income taxes of nil, nil in 2009)	1,216	791
	52,978	50,408

11 -

SEGMENTED DISCLOSURES

The Company‘s organizational and related internal reporting structures consist of two operating segments and a corporate segment. The two operating segments are the Tapes and Films Division (“T&F”) and the Engineered Coated Products Division (“ECP”).

The accounting policies of the reportable segments, the basis for segmentation and the segments’ measures of profit and losses are the same as those applied and described in Note 2 and 18 to the annual audited consolidated financial statements as at and for the year ended

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

December 31, 2009. All inter-segment transactions are recorded at the exchange amount and are eliminated upon consolidation.

The following tables set forth information by segment for the three months ended March 31:

			2010
	T&F	ECP	Total
	$	$	$
Sales from external customers	145,337	27,783	173,120
Costs of sales	126,651	26,842	153,493
Gross profit	18,686	941	19,627

EBITDA before unallocated expenses	9,316	(758)	8,558

Depreciation and amortization	7,226	1,873	9,098

Unallocated corporate expenses			274
Stock-based compensation expense			262
Financial expenses			3,826
Loss before income taxes			(4,902)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

11 -

SEGMENTED DISCLOSURES (Continued)

			2009
	T&F	ECP	Total
	$	$	$
Sales from external customers	115,353	23,715	139,068
Costs of sales	102,619	21,633	124,252
Gross profit	12,734	2,082	14,816

EBITDA before unallocated expenses	6,531	837	7,368

Depreciation and amortization	7,341	1,555	8,896

Unallocated corporate expenses			445
Stock-based compensation expense			258
Financial expenses			4,579
Loss before income taxes			(6,810)

FINANCIAL INSTRUMENTS

Fair value and classification of financial instruments

The Company’s senior subordinated notes fair value was $101.0 million ($98.5 million as at December 31, 2009).

The Company’s interest rate swap agreements and forward foreign exchange rate contracts carrying amounts and fair values were a liability and an asset amounting to $1.6 million and $1.2 million, respectively ($1.5 million and $1.4 million as at December 31, 2009, respectively).

The methods and assumptions used to determine the estimated fair value of each class of financial instruments are included in Note 21 to the annual audited consolidated financial statements as at and for the year ended December 31, 2009.

Exchange Risk

During the three months ended March 31, 2010, one of the Company’s US self-sustaining foreign operations (the “Subsidiary”) purchased an aggregate of CAD$17.7 million (USD$17.0, CAD$12.6 million (USD10.1 million) in 2009) of inventories. Included in this amount is approximately CAD$5.0 million (USD$4.8, CAD$10.0 million (USD$8.0 million) in 2009) of inventory purchases previously designated as part of a hedging relationship using forward foreign exchange rate contracts (the “Contracts”). These Contracts, used to reduce the exposure related to the Subsidiary’s “anticipated” inventory purchases during January and February of 2010, were settled in February and March of 2010. All inventories purchased and subject to the hedging relationship pursuant to these Contracts were sold as at March 31, 2010.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

March 31, 2010

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

12 -

FINANCIAL INSTRUMENTS (Continued)

The cumulative change in these settled Contracts’ fair value was recognized in the consolidated earnings under the caption “cost of sales” in the amount of $0.1 million ($0.1 million in 2009). In accordance with GAAP, the cumulative change in the Contracts’ fair value was recognized in consolidated earnings as a result of the following:

(a)

The Contracts have been settled; and

(b)

The hedging item (the Contracts) is recognized in consolidated earnings at the same period the hedged item (the inventories) is recognized in consolidated earnings.

The Contracts’ terms and conditions and the Company’s foreign exchange risk policy and related management strategies are presented in Note 21 to the annual audited consolidated financial statements as at and for the year ended December 31, 2009.

ORLDOCS 11830988 1